UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”) Suite 835 – 1100 Melville Street Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 1, 2012

Item 3	News Release

News releases were disseminated through Marketwire on July 17, 2012, and July 31, 2012, respectively. A copy of the news release from July 17, 2012 was filed on SEDAR on July 17, 2012. A copy of the news release disseminated on July 31, 2012 is attached to this material change report.

Item 4	Summary of Material Change

Effective August 1, 2012, the Board of Directors of Argentex appointed Rob Henderson to the Board of Directors and Michael Brown to the office of President and Chief Executive Officer, while Peter Ball resigned from the office of Interim President. Mr. Ball continues in the office of Executive Vice President of Corporate Development.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Board of Directors of Argentex appointed Rob Henderson as a new member of the Board of Directors, effective August 1, 2012, filling one of the two vacancies on the Board created by the resignations of Ken Hicks and Colin Godwin in January, 2012. In addition, and also effective August 1, 2012, the Board of Directors of Argentex appointed Michael Brown to the office of President and Chief Executive Officer, and Peter Ball resigned from the office of Interim President. Mr. Ball continues in the office of Executive Vice President of Corporate Development.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer Tel: (604) 568-2496

Item 9	Date of Report

August 8, 2012

Argentex Appoints Rob Henderson as Director

Vancouver, BC, Canada – July 31, 2012 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce the appointment of Rob Henderson to the Company's board of directors, effective August 1, 2012.

Mr. Henderson, a professional engineer with an MBA, brings close to 30 years of international experience operating, building and acquiring mineral properties. Mr. Henderson recently was appointed COO of Amerigo Resources Ltd, after eight years with Kinross Gold Corporation where he attained the position of Senior Vice President Technical Services responsible for energy, mine planning, mineral resources and reserves. Prior to Kinross, Mr. Henderson worked in mine operations with Rand Mines and De Beers, and then with SNC Lavalin and Hatch delivering engineering services to international mining clients.

"We welcome the addition of Mr. Henderson to the board of directors, and believe his extensive international technical experience will bring significant value to the company as we continue to evaluate our assets in Argentina," commented Stephen Hanson, Director of Argentex.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pinguino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Stephen Hanson"
Director

For additional information please contact:

Peter A. Ball
Executive Vice President of Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include the Company’s expectation that Mr. Henderson’s extensive international technical experience will bring significant value. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, the availability of the Company’s consultants and risks that are inherent in Argentex's operations. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, CFO & Treasurer
Date: August 8, 2012